EXHIBIT 99.1

Equinox Gold to Announce Second Quarter Financial Results on August 4, 2021

VANCOUVER, BC, July 22, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) will announce its unaudited financial and operating results for the three and six months ended June 30, 2021 on Wednesday, August 4, 2021. The Company will host a live conference call and webcast on Thursday, August 5, 2021, commencing at 7:00 am PT (10:00 am ET), providing the opportunity for analysts and investors to ask questions of Equinox Gold's executive team.

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until February 5, 2022.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-to-announce-second-quarter-financial-results-on-august-4-2021-301339691.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2021/22/c6541.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 12:57e 22-JUL-21